FLUSHING FINANCIAL CORPORATION

220 RXR Plaza

Uniondale, New York 11556

(718) 961-5400

November 26, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Joy Mateo

Re:	Flushing Financial Corporation

Registration Statement on Form S-3

Filed November 18, 2024

File No. 333-283312

Ladies and Gentlemen:

On behalf of Flushing Financial Corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. on November 29, 2024 or as soon thereafter as practicable.

Please contact Gary J. Simon, of Hughes Hubbard & Reed LLP, counsel to the Company, at (212) 837-6770, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

FLUSHING FINANCIAL CORPORATION

By:	/s/ Maria Grasso
	Name:	Maria Grasso
	Title:	Chief Operating Officer